Exhibit 21

Subsidiaries of the Registrant

Significant Subsidiary	Jurisdiction of Incorporation

TI Gotham Inc.	Delaware
Synapse Group, Inc.	Delaware
TI Consumer Marketing, Inc.	Delaware
TI Inc. Lifestyle Group	Delaware
TI Inc. Ventures	Delaware
KPHO Broadcasting Corporation	Arizona
International Publishing Corporation Limited	United Kingdom
Allrecipes.com, Inc.	Washington
MNI Targeted Media Inc.	Delaware
KPTV-KPDX Broadcasting Corporation	Oregon
Bizrate Insights Inc.	Delaware
TI Magazines Holdings Limited	United Kingdom

All other subsidiaries of the Company, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.